UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 37th Fiscal Year : Approved as originally submitted

The 37th Fiscal Year (Fiscal Year ended December 31, 2020)

(in millions of Won, except for basic earnings per share)

Consolidated	• Total Assets	47,906,957	• Operating Revenue	18,624,651
	• Total Liabilities	23,510,714	• Operating Income	1,349,324
	• Share Capital	44,639	• Profit for the Year	1,500,538
	• Total Equity	24,396,243	• Basic Earnings per Share (Won)	20,463

Separate	• Total Assets	31,986,451	• Operating Revenue	11,746,630
	• Total Liabilities	14,636,593	• Operating Income	1,023,067
	• Share Capital	44,639	• Profit for the Year	758,792
	• Total Equity	17,349,858	• Basic Earnings per Share (Won)	10,221

(1)	Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2)	Opinion of independent auditors: Unqualified

< Approval of Cash Dividends>

(in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	9,000
			Interim Dividends	1,000
	Total Cash Dividend			715,080,825,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	4.1
			Preferred Stock	—

2.	Amendments to the Articles of Incorporation : Approved as originally submitted

Current	Proposed Amendment	Remarks
<Newly established>

1-2. Corporate Governance Charter

The Company shall constitute a Corporate Governance Charter encompassing its purpose and plans to develop its continued efforts to establish transparent and sound corporate governance (newly established on March 25, 2021).

To stipulate Company’s purpose and plans to establish transparent and sound corporate governance, and institute a ground for the constitution of the Corporate Governance Charter in the Articles of Incorporation.

Article 17-3. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing the bond certificates and subscription warrants, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the bonds and subscription warrants (newly established on March 26, 2019).

Article 17-3. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing the bond certificates and subscription warrants, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the bonds and subscription warrants; provided that the Company is not required to electronically register the rights to be indicated on bonds if electronic register of such rights are not mandatory under relevant laws and regulations (newly established on March 26, 2019, amended on March 25, 2021).

To add an exception for bonds that are not required to be electronically registered and prevent confusion over the application of the electronic register system.

Article 33. Term of office of Directors

The term of office of the Directors (including Representative Director) shall be until the close of the 3rd Ordinary General Meeting of Shareholders convened after he/she office (amended on March 16, 2001).

Article 33. Term of office of Directors

(1) The term of office of the Directors (including Representative Director) shall be until the close of the 3rd Ordinary General Meeting of Shareholders convened after he/she office (amended on March 16, 2001, amended on March 25, 2021).

(2) The total term of outside Directors shall not exceed 6 years, and, when including the service at affiliates, 9 years (newly established on March 25, 2021).

To revise this Article in accordance with the amendment of the Enforcement Decree of the Commercial Act regarding the term limit of outside directors.

Article 34. Appointment of Directors in case of Vacancy

(1) If a Director falls under one of the following items, his/her position is deemed to be vacant (amended on March 17, 2000):

1. When dead;

2. When adjudicated insolvent;

3. When declared incapacitated person or quasi- incapacitated person; and

4. When sentenced to a punishment heavier than imprisonment without prison labor.

Article 34. Appointment of Directors in case of Vacancy

(1) If a Director falls under one of the following items, his/her position is deemed to be vacant (amended on March 17, 2000, amended on March 25, 2021):

1. When dead;

2. When adjudicated insolvent;

3. When adjudicate on the commencement of adult guardianship or limited guardianship; or

4. When sentenced to a punishment heavier than imprisonment without prison labor.

To revise this Article in accordance with the amendment of the Civil Act abolishing the element of (quasi-) incapacitation and implementing a guardianship system.

Article 54-2. Interim Dividends

(1) The Company may pay dividends in cash to the Shareholders registered in the Register of Shareholders as of June 30, by resolution of the Board of Directors, one time during each fiscal year (established on March 12, 2004).

(2) All other matters relevant to the Interim Dividends under Paragraph (1), including the limitation amount of the Interim Dividends and/or the payment time of the Interim Dividends, shall comply with the relevant laws and regulations, including the Commercial Act (amended on March 23, 2012).

(3) In case of the payment of the Interim Dividends, the rate of the Interim Dividends to common shares shall also apply to the Interim Dividends to preferred shares under Article 8 (established on March 12, 2004).

(4) The provisions of Article 10 Paragraph (2) and Article 54 Paragraph (4) shall apply mutatis mutandis to this Article (established on March 12, 2004).

Article 54-2. Interim Dividends (deleted on March 25, 2021)	To substitute the interim dividend system with a quarterly dividend system under Financial Investment Services and Capital Markets Act.

<Newly established>

Article 54-3. Quarterly Dividends

(1) Dividends of profits may be paid by the Company in cash on the last day of the third, sixth, and ninth month from the beginning of each fiscal year (the “record date for quarterly dividend”) by a resolution of Board of Directors.

(2) Quarterly dividends under Paragraph (1) shall be paid to the shareholders entered in and the pledgees registered with the Register of Shareholders as of the record date for quarterly dividend.

(3) All other matters relevant to the quarterly dividends to be paid under Paragraph (1), including the limitation on amount and the time of payment, shall comply with relevant laws and regulations, including Financial Investment Services and Capital Markets Act.

(4) The provision of Article 54 Paragraph (4) shall apply mutatis mutandis to the quarterly dividend to be paid under Paragraph (1) (established on March 25, 2021).

To substitute the interim dividend system with a quarterly dividend system under Financial Investment Services and Capital Markets Act.

<Newly established>	Addendum No. 29 (as of March 25, 2021) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 25, 2021.	—

3.	Grant of Stock Options : Approved as originally submitted

A.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Ryu, Young Sang	Executive Director and President of Mobile Network Operations Division	Registered common shares	5,990
Kang, Jong Ryeol	Head of ICT Infra Center	Registered common shares	2,350
Yoon, Poong Young	Head of Corporate Center 1	Registered common shares	3,360
Ha, Hyung Il	Head of Corporate Center 2	Registered common shares	3,760
Cho, Dong Hwan	Head of Cloud Transformation Center	Registered common shares	1,770
Kim, Yoon	Head of T3K	Registered common shares	2,110
Lee, HyunA	Head of AI&CO	Registered common shares	2,880
Ha, Seong Ho	Head of Corporate Relations Center	Registered common shares	1,920
Shin, Sang Kyu	Head of Corporate Culture Center	Registered common shares	1,530
Huh, Seok Joon	Head of Private Placement Group	Registered common shares	2,260
Song, Jae Seung	Head of Corp Development Group	Registered common shares	2,650
Han, Myung Jin	Head of Subscription Service CO	Registered common shares	1,450
Ryu, Byung Hoon	Head of Business Strategy Group	Registered common shares	1,250
Total:		Registered common shares	33,280

B.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 33,280 registered common shares

•	Grant date: March 25, 2021

•	Exercise period: March 26, 2023 - March 25, 2026

•

Exercise price: Won 251,380 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

•	Other conditions

o	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

o	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

o

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

o	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

4.	Appointment of an Executive Director (Ryu, Young Sang) : Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Ryu, Young Sang	3 years	2019 - Present	Executive Director and President of Mobile Network Operations Division	Current Director
		2017 - 2018	Head of Corporate Center, SK Telecom
		2015 - 2016	Head of Corporate Development Office, SK C&C Co., Ltd.
		2014	Head of Business Development Office, SK Telecom

5.	Appointment of an Independent Non-executive Director to Serve as an Audit Committee Member

(Yoon, Young Min) : Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Yoon, Young Min	3 years	2006 - Present	Professor, School of Media and Communication, Korea University	Current Director
		2017 - 2018	Dean of School of Media and Communication and Graduate School of Journalism & Mass Communication, Korea University
		2015 - 2016	Vice-Chairwoman, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport
		2013 - 2014	Advisor, Korea Media Rating Board

6.	Approval of the Ceiling Amount of Remuneration for Directors : Approved as originally submitted

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2021	Fiscal year 2020
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 10,029,407,125
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh
(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: March 25, 2021